                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      Amendment No. 3 (Final Amendment) to

                                 SCHEDULE 13E-3


                                 (RULE 13e-100)
           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      CHAMPIONSHIP AUTO RACING TEAMS, INC.
                          OPEN WHEEL RACING SERIES LLC
                       OPEN WHEEL ACQUISITION CORPORATION
                               GERALD R. FORSYTHE
                             WILLIS CAPITAL L.L.C.
                                KEVIN KALKHOVEN
                          21ST CENTURY RACING HOLDINGS
                                PAUL GENTILOZZI
                              BIG BANG RACING LLC
--------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    158711101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

       J. CARLISLE PEET III                               KEVIN KALKHOVEN
CHAMPIONSHIP AUTO RACING TEAMS, INC.               OPEN WHEEL RACING SERIES, LLC
 5350 LAKEVIEW PARKWAY SOUTH DRIVE                     275 MIDDLEFIELD ROAD
    INDIANAPOLIS, INDIANA 46268                    MENLO PARK, CALIFORNIA 94025
           (317) 715-4100                                 (650) 329-7300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

   SARKIS JEBEJIAN, ESQ.                           TIMOTHY G. HOXIE, ESQ.
CRAVATH, SWAINE & MOORE LLP                 HELLER EHRMAN WHITE & MCAULIFFE LLP
    825 EIGHTH AVENUE                                 333 BUSH STREET
 NEW YORK, NEW YORK 10019                   SAN FRANCISCO, CALIFORNIA 94104-2878
     (212) 474-1000                                   (415) 772-6000

This statement is filed in connection with (check the appropriate box):

   a.  [X]   The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2),
             Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule
             13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange
             Act of 1934 ("the Act").

   b.  [ ]   The filing of a registration statement under the Securities Act of
             1933.

   c.  [ ]   A tender offer.

   d.  [ ]   None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



Check the following box if the filing is a final amendment reporting results of the transaction: [X]


                            CALCULATION OF FILING FEE
=============================================================================================================
TRANSACTION VALUATION*                                                                 AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------
   $ 8,242,156                                                                                $ 666.79
=============================================================================================================


* The transaction valuation was based upon the aggregate merger consideration of $8,242,156 to be paid to the Championship Auto Racing Teams, Inc. stockholders.


** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals the transaction valuation multiplied by .00008090 of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $666.79                         Filing Party: Championship Auto Racing Teams, Inc.

Form or Registration No.: Schedule 14A                  Date Filed: October 7, 2003

================================================================================

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                                TABLE OF CONTENTS


Item 15.       Additional Information
Item 16.       Exhibits
Signatures

                                  INTRODUCTION


This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Championship Auto Racing Teams, Inc., a Delaware corporation ("Championship"), Open Wheel Racing Series LLC, a Delaware limited liability company ("Open Wheel"), Open Wheel Acquisition Corporation, a Delaware corporation ("Acquisition Corp."), Gerald R. Forsythe ("Mr. Forsythe"), Willis Capital L.L.C., a Delaware limited liability company ("Willis Capital"), Kevin Kalkhoven ("Mr. Kalkhoven"), 21st Century Racing Holdings, a Delaware limited liability company ("21st Century Racing"), Paul Gentilozzi ("Mr. Gentilozzi") and Big Bang Racing LLC ("Big Bang Racing," and together with Open Wheel, Acquisition Corp., Mr. Forsythe, Willis Capital, Mr. Kalkhoven, 21st Century Racing and Mr. Gentilozzi, the "Open Wheel Group"), with the Securities and Exchange Commission to amend and supplement the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed jointly by Championship and the Open Wheel Group with the Securities and Exchange Commission in connection with the Agreement and Plan of Merger dated as of September 10, 2003 (the "Merger Agreement"), among Open Wheel, Acquisition Corp. and Championship. Championship and the Open Wheel Group are collectively referred to herein as the "Filing Persons."



The purpose of this final amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 is to report that Open Wheel, Acquisition Corp., Championship and CART, Inc. have entered into an Asset Purchase Agreement dated as of December 15, 2003 (the "APA"), and pursuant to the terms of the APA the Merger Agreement has been terminated by the mutual written consent of Championship, Open Wheel and Acquisition Corp. and the transactions contemplated under the Merger Agreement have been abandoned.


This Schedule 13E-3 is being filed jointly for convenience. Information contained or incorporated by reference in this Schedule 13E-3 concerning Championship and its affiliates (other than the Open Wheel Group and its affiliates) has been supplied by Championship, and information concerning the Open Wheel Group and its affiliates has been supplied by the Open Wheel Group.

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A
Item 1011


Item 15 is hereby amended and supplemented as follows:

Pursuant to Section 2.01 of the APA (included as Exhibits 99.1 through 99.11 to the Report on Form 8-K filed by Championship with the Securities and Exchange Commission on December 17, 2003), the Merger Agreement has been terminated by the mutual written consent of Open Wheel, Acquisition Corp. and Championship. As a result, Championship has cancelled the special meeting of its stockholders regarding the Merger Agreement that was scheduled to occur on December 19, 2003. It was reported previously that representatives of Open Wheel had advised Championship it did not believe that certain conditions to close the Merger Agreement were going to be met and, therefore, the merger would not be completed. Championship considered Open Wheel's position and believes that the closing condition requiring the absence of a material adverse effect could not be satisfied because of a decrease in the number of teams planning on participating in the 2004 season.


ITEM 16. EXHIBITS.

Regulation M-A
Item 1016


Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(1) Press Release dated December 16, 2003, announcing that Championship Auto Racing Teams, Inc. had entered into an Asset Purchase Agreement with Open Wheel Racing Series LLC (included as
               Exhibit 99.1 to the Report on Form 8-K filed by Championship Auto Racing Teams, Inc. on December 16, 2003 and incorporated herein by reference).

(a)(2) Press Release dated December 16, 2003, announcing the cancellation of the special meeting of stockholders (included as Exhibit 99.1 to the Report on Form 8-K filed by Championship Auto Racing Teams, Inc. on December 16, 2003 and incorporated herein by reference).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAMPIONSHIP AUTO RACING TEAMS, INC.

By: /s/ Christopher R. Pook
    ------------------------------------
    Christopher R. Pook
    President and Chief Executive Officer

OPEN WHEEL RACING SERIES LLC

By: /s/ Kevin Kalkhoven
    ------------------------------------
    Kevin Kalkhoven
    Manager

OPEN WHEEL ACQUISITION CORPORATION

By: /s/ Kevin Kalkhoven
    ------------------------------------
    Kevin Kalkhoven
    President

WILLIS CAPITAL L.L.C.

By: /s/ Gerald R. Forsythe
    ------------------------------------
    Gerald R. Forsythe
    Member

21st CENTURY RACING HOLDINGS

By: /s/ Kevin Kalkhoven
    ------------------------------------
    Kevin Kalkhoven
    Member

BIG BANG RACING LLC

By: /s/ Paul Gentilozzi
    ------------------------------------
    Paul Gentilozzi
    Member


/s/ Gerald R. Forsythe
------------------------------------
Gerald R. Forsythe


/s/ Kevin Kalkhoven
------------------------------------
Kevin Kalkhoven


/s/ Paul Gentilozzi
------------------------------------
Paul Gentilozzi

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